Q: What costs and risks were considered by the board of directors of Liberty Interactive in determining whether to effect the Split-Off?

A: Liberty Interactive's board considered a number of costs and risks associated with the Split-Off, including:

- after the Split-Off, the Liberty Ventures common stock and Splitco common stock will have smaller market capitalizations than the current market capitalization of the Ventures Group, and their stock prices may be more volatile than the Liberty Ventures common stock trading price prior to the Split-Off. The combined market values of the Liberty Ventures common stock and Splitco common stock may be lower than the market value of the Liberty Ventures common stock prior to the Split-Off;

- the risk of being unable to achieve the benefits expected from the Split-Off;

- in connection with the Split-Off, SplitSPV intends to borrow up to $400 million of Loan Proceeds. As part of the internal restructuring, approximately $300 million of the Loan Proceeds will be distributed from Splitco to Liberty Interactive, and Liberty Interactive will use all of the distributed portion of the Loan Proceeds received from Splitco to repurchase shares of Liberty Interactive's common stock under its share repurchase program pursuant to a special authorization by Liberty Interactive's board of directors. These transactions will increase Splitco's leverage, potentially leading to increased stock price volatility, in addition to Splitco incurring higher interest payments to service the Margin Loan;

- the loss of synergies from operating as one company;

- the potential disruption to the businesses of Liberty Interactive;

- the substantial costs of effecting the Split-Off, and of continued compliance with legal and other requirements applicable to two separate public reporting companies;

- the potential for having to register as an investment company under the Investment Company Act of 1940 in the future, such as in the event Splitco becomes primarily engaged, directly or through one or more of its subsidiaries, in a business of investing, reinvesting, owning, holding or trading in securities and there is no exemption or grace period available to us at that time; and

- the potential tax liabilities that could arise from the Split-Off.

Liberty Interactive's board of directors concluded that the potential benefits of the Split-Off outweighed its potential costs. The Liberty Interactive board of directors did not consider alternatives to the Split-Off due to the nature of the particular assets and businesses to be held by Splitco following the Split-Off, in particular the ownership interest in Expedia. Please see "The Split-Off and Redemption Proposal—Reasons for the Split-Off" for more information regarding the costs and risks associated with the Split-Off.

Q: What will happen to the listing of Liberty Interactive common stock?

A: The Series A and Series B Liberty Ventures common stock and Series A and Series B QVC Group common stock will continue to trade on the Nasdaq Global Select Market following the Split-Off.

Q: Will I have appraisal rights in connection with the Split-Off?

A: No. Holders of Liberty Ventures common stock are not entitled to appraisal rights in connection with the Split-Off.

We do not have direct access to the cash that Expedia generates from its operating activities.

Expedia generated approximately $1,368 million, $1,367 million, and $763 million of cash from its operations during the years ended December 31, 2015, 2014 and 2013 respectively. Expedia uses the cash it generates from its operations to fund its investing activities and to service its debt and other financing obligations. We do not have access to the cash that Expedia generates unless Expedia declares a dividend on its capital stock payable in cash, repurchases any or all of its outstanding shares of capital stock for cash (to the extent we were to participate in such repurchase) or otherwise distributes or makes payments to its stockholders, including us.

Although during the years ended December 31, 2015, 2014 and 2013, Expedia repurchased 0.5 million shares, 7.0 million shares and 9.3 million shares, respectively, spending $45 million, $537 million and $515 million, respectively, we have not participated in these stock repurchases. Further, for the years ended December 31, 2015, 2014 and 2013, Expedia declared aggregate dividends of $0.84 per share, $0.66 per share and $0.56 per share, respectively. Although we have participated, pro rata, in these dividends, no assurance can be given that Expedia will continue to pay cash dividends at the same rate or at all.

Our company may have future capital needs and may not be able to obtain additional financing on acceptable terms.

In connection with the Split-Off, we will have outstanding borrowings of $400 million under a margin loan agreement (the **Margin Loan Agreement**) entered into by SplitSPV, the payment of which borrowings are guaranteed solely by our company and secured by all of the shares of EXPE owned by our company. SplitSPV will hold all of the shares of EXPE owned by our company. Because our most significant asset consists of our equity interests in Expedia and the Margin Loan Agreement prohibits, with limited exceptions, the incurrence of additional indebtedness by SplitSPV, our company will be very limited in its ability to incur additional financing, and our cash reserves and limited operating cash flow may be insufficient to satisfy our financial obligations. In addition, the Margin Loan Agreement provides that, among other triggering events, if at any time the closing price per share of EXPE falls below certain minimum values, a partial repayment of the Margin Loan will be due and payable with respect to each such circumstance, together with accrued and unpaid interest and, during approximately the first 2 years of the term of the Margin Loan, a prepayment premium. If the company or SplitSPV is unable to pay such amounts, the lenders may foreclose on the pledged shares of EXPE that SplitSPV holds and any other collateral that then secures SplitSPV's obligations under the Margin Loan Agreement, which would materially adversely affect our asset composition and financial condition as well as our access to capital on a going forward basis.

We have no operating history as a separate company upon which you can evaluate our performance.

We do not have an operating history as a separate public company. Accordingly, there can be no assurance that our business will be successful on a long-term basis. We may not be able to grow our businesses as planned and may not be profitable.

We may become subject to the Investment Company Act of 1940.

We do not believe that, upon completion of the Split-Off, we will be subject to regulation under the Investment Company Act of 1940 (the **40 Act**). We were formed for the purpose of effecting the Split-Off and owning and holding our 52.2% voting interest in Expedia and our wholly-owned subsidiary, Bodybuilding. We intend to engage primarily in the global travel and online commerce industries through these companies. Our officers and any employees who provide services to us pursuant to the terms of the services agreement with Liberty Media will devote their business activities with respect to us to the businesses of these companies. Following the Split-Off, our interest in Expedia and Bodybuilding will comprise substantially all of our assets and substantially all of our income, if any, will be derived from dividends and other distributions made on our interests in Expedia and Bodybuilding. Based on these factors, we believe that we are not an investment company under the 40 Act, including under Section 3(b)(1) of the 40 Act. As a result of the proxy arrangements, Expedia will become a consolidated, operating subsidiary of our company. Following the Split-Off, we will own a 52.2% voting interest in Expedia. If, at any time, we become primarily engaged, directly or through one or more of our subsidiaries, in a business of investing, reinvesting, owning, holding or trading in securities, we could become subject to regulation under the 40 Act. Following any such change in our business and after giving effect to any applicable grace periods, we may be required to register as an investment company, which could result in significant registration and compliance costs, could require changes to our corporate governance structure and financial reporting, and could restrict our activities going forward. In addition, if we were to become inadvertently subject to the 40 Act, any violation of the 40 Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable.

Factors Relating to Splitco's Businesses

Expedia operates in an increasingly competitive global environment.

The market for the services that Expedia offers is increasingly and intensely competitive. Expedia competes with both established and emerging online and traditional sellers of travel-related services, including:

- online and traditional travel agencies, wholesalers and tour operators;
- travel suppliers, including hotels and airlines;
- large online portal and search websites;
- travel metasearch websites;
- corporate travel management service providers;
- mobile platform travel applications;
- social media websites;
- ecommerce websites and group buying websites; and
- alternative accommodation websites.

Online and traditional travel agencies: Expedia faces increasing competition from other online travel agencies (**OTAs**) in many regions, such as The Priceline Group and its subsidiaries Booking.com and Agoda.com, as well as regional competitors such as Ctrip, which in some cases may have more favorable offerings for travelers or suppliers, including pricing and supply breadth. Expedia also competes with traditional travel agencies (operating both offline and online), wholesalers and tour operators for both travelers and the acquisition and retention of supply.

Travel suppliers: Some of Expedia's competitors, including travel suppliers such as airlines and hotels, may offer products and services on more favorable terms to consumers who transact directly with them, including lower prices, no fees or unique access to proprietary loyalty programs, such as points and miles. Many of these competitors, such as airlines, hotel and rental car companies, have been steadily focusing on increasing online demand on their own websites and mobile applications in lieu of third-party distributors such as the various Expedia sites. For instance, some low cost airlines, which are having increasing success in the marketplace, distribute their online supply exclusively through their own websites and several large hotel chains have combined to establish a single online hotels search platform with links directly to their own websites and mobile applications. Suppliers who ability to vote its Expedia Common Shares which were previously subject to the Diller Proxy, subject to the terms and conditions set forth therein.

The Liberty Interactive board of directors also considered a number of costs and risks associated with the Split-Off in approving the Split-Off, including the following:

- after the Split-Off, the Liberty Ventures common stock and Splitco will each have smaller individual market capitalizations than the current market capitalization of the Liberty Ventures common stock, and their trading prices may be more volatile than the trading price of the Liberty Ventures common stock prior to the Split-Off. The board also considered the possibility that the combined market values of the separate stocks may be lower than the market value of the Liberty Ventures common stock in the absence of the Split-Off;

- the risk of being unable to achieve the benefits expected from the Split-Off;

- the leverage to be incurred by Splitco as a result of obtaining the proceeds from the Margin Loan, a substantial portion of which will be distributed to Liberty Interactive by Splitco as part of the internal restructuring;

- the loss of synergies from operating as one company, particularly in administrative and support functions;

- the potential disruption of the businesses of Liberty Interactive, as its management and employees devote time and resources to completing the Split-Off;

- the substantial costs of effecting the Split-Off and continued compliance with legal and other requirements applicable to two separate public reporting companies;

- the potential tax liabilities that could arise from the Split-Off, including the possibility that the IRS could successfully assert that the Split-Off is taxable to holders of Liberty Ventures common stock and/or to Liberty Interactive. In the event such tax liabilities were to arise, Splitco's potential indemnity obligation to Liberty Interactive is not subject to a cap; and

- the potential for having to register as an investment company under the Investment Company Act of 1940 in the future, such as in the event Splitco becomes primarily engaged, directly or through one or more of its subsidiaries, in a business of investing, reinvesting, owning, holding or trading in securities and there is no exemption or grace period available to us at that time.

Liberty Interactive's board of directors evaluated the costs and benefits of the transaction as a whole and did not find it necessary to assign relative weights to the specific factors considered. Liberty Interactive's board concluded, however, that the potential benefits of the Split-Off outweighed its potential costs, and that separating our company from Liberty Interactive through the Split-Off is appropriate, advisable and in the best interests of Liberty Interactive and its stockholders. The Liberty Interactive board did not consider alternatives to the Split-Off due to the nature of the particular assets and businesses to be held by Splitco upon completion of the Split-Off, in particular the ownership interest in Expedia.

Vote and Recommendation

The approval of a majority of the aggregate voting power of the shares of Liberty Ventures common stock, outstanding on the record date, that are present in person or by proxy at the special meeting, voting together as a separate class, is required to approve the redemption proposal.

Liberty Interactive's board of directors has unanimously approved the redemption proposal and believes that the adoption of the redemption proposal is in the best interests of Liberty Interactive and its stockholders. Accordingly, the Liberty Interactive board unanimously recommends that the holders of Liberty Ventures common stock vote in favor of the redemption proposal.